03 DEC 22 AM 7:21


Grupo
CONTINENTAL
S.A.

82-4211

December 11, 2003.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


03045308

SUPPL

Dear Sirs:

To maintain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (File number 82-4211), you will find the information regarding our Shareholders' Extraordinary General Meeting, held on December 11, 2003:

1. Summary of the agreement approved by the ShareOwners in the ShareOwners' Meeting.

If you need further information, do not hesitate to contact with us.

Very cordially yours,

Marcos Aguilar Romo
Secretary of the Board of Directors

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer.

Incls.
MAR'abr
85/GC

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577


Grupo
CONTINENTAL
S.A.

MAIN RESOLUTIONS PASSED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A. HELD ON DECEMBER 11, 2003.

The General Extraordinary Shareholders Meeting approved the proposal to modify the corporation's bylaws in order to adjust them to what is established by the Article 8 of the General Rules applicable to Issuers of Stock and other participants of the Stock Market issued by the National Banking and Stock Commission, amending articles 9, 29 and 41 of the aforementioned bylaws. In the same way, taking in consideration that the Second Provisional Clause of the aforementioned rules, abrogated the circular letter 11-14 issued by the National Banking and Stock Commission, the modification of the articles 16 y 26 which define some concepts contained in such circular letter were also approved.



Marcos Aguilar Romo
Secretary of the Board of Directors

Avenida Hidalgo 2303 ◦ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ◦ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ◦ Fax: (833) 241-2577